

Mail Stop 4631

December 1, 2009

Mr. Hongfeng Jin
Interim Chief Financial Officer
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi, Henan
People's Republic of China, 451271

> **RE: Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-51527**

Dear Mr. Jin:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

<u>Results of Operations, page 25</u>

2. Please discuss in detail the business reasons for the changes between periods in the financial statement line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate multiple reasons for changes in selling expenses as well as general and administrative expenses on page 26 but do not quantify the extent to which each factor affected the overall change in each of these line items. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

<u>Critical Accounting Policies, page 30</u>

<u>Allowance for doubtful accounts, page 31</u>

3. You disclose on page 25 that your cash flow has been significantly impacted due to delays in payment of your receivables from your major steel customers. In light of changes in the timeliness of your customers' payments, tightening of available credit in China and abroad as well as the current economic environment in general, please revise to disclose the factors you considered in determining that revisions to your historical provisioning policies were not necessary as of December 31, 2008. In your supplemental response, please also show us how the age of your outstanding receivables has changed from 2007 to 2008 and through the first nine months of 2009 so that we may more clearly understand the extent to which your aged receivable trends have or have not changed over time.

<u>Item 15 – Exhibits and Financial Statement Schedules, page 43</u>

<u>Financial Statements, page F-1</u>

<u>Note 2 – Acquisition, page F-9</u>

4. Please disclose the amount of goodwill that you recorded as a result of your acquisition that is expected to be deductible for tax purposes as required by paragraph 52(c)(1) of SFAS 141. Also, disclose the amount of goodwill by reportable segment pursuant to paragraph 52(c)(2) of SFAS 141.

Note 3 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

5. You disclose on page 6 that you provide full-service customers with product installation, testing, maintenance, repair and replacement. Please revise your revenue recognition accounting policy footnote to clarify when you recognize revenues for each of these components. Please also clarify if you provide all of these services for one fixed fee or if you charge separately for certain components. Please refer to paragraph 18 of EITF 00-21.

Warranty, page F-13

6. We note that as your sales have nearly doubled over the past three years, your warranty expenses have also increased from $77,000 for the year ended December 31, 2006 to $231,000 for the year ended December 31, 2008. Since the amount of annual warranty expense is becoming increasingly more material to your net income, please tell us the facts and circumstances under which you would deem it appropriate to begin accruing for warranty expenses at the time of sale.

Fair Value of Financial Instruments, page F-15

7. Please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

Note 21 – Commitments and Contingencies, page F-26

8. Please revise to disclose the approximate terms of your guarantees, the events or circumstances that would require you to perform under the guarantees as well as the nature of any recourse provisions and assets held as collateral. Please refer to paragraphs 13(a) and 13(d) of FIN 45.

Exhibit 31 – Certifications

9. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the December 31, 2008 Form 10-K. Please remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K. In addition, you have made certain modifications to paragraph 4(d) of your certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009</u>

<u>General</u>

10. Please address the above comments in your interim filings as well, as applicable.

<u>Item 1 – Financial Statements, page 4</u>

<u>General</u>

11. Please revise to include the reconciliation required by paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X.

<u>Condensed Consolidated Statements of Cash Flows, page 6</u>

12. Please revise your statements of cash flows to begin with net income which now includes income attributable to noncontrolling interests. Refer to paragraph 28 of SFAS 95.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief